SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  July 16, 2003

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F
                                     ---         ---

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes     No X
                                    ---    ---

  (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes     No X
                                    ---    ---

    (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
       Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934:

                                 Yes     No X
                                    ---    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: July 16, 2003              By    /s/ Theresa Robinson
      -------------                ---------------------------------------------
                                   Name:  Mrs T Robinson
                                   Group Secretariat Co-ordinator

News release                                    [CORUS LOGO GRAPHIC OMITTED]



16 July 2003

CORUS TO ACQUIRE AND SELL 50 PER CENT OF SEGAL



Corus Group plc ("Corus") has agreed with Arcelor S.A. ("Arcelor") to purchase their 50 per cent share in Segal SCRL ("Segal"), a Belgian joint venture between Corus and Arcelor, for EUR25 million (approximately (pound)17.5m) in cash.

Corus has also agreed with MetalInvest, a Dutch investment fund, to sell on to them this 50 per cent share in Segal for the same consideration. Corus will retain its current 50 per cent holding.

Completion of Corus' purchase from Arcelor is subject to agreement by the European Commission. The sale to MetalInvest is subject to regulatory consent. The purchase and sale are expected to be simultaneous.

Segal is a galvanising operation which toll-processes the material of its shareholders. In future it is intended that Corus will utilise 100 per cent of the production capacity. Historically, costs and revenues were allocated to each shareholder and, therefore, Segal's accounting net result in each period, including 2002, was zero. Net assets at end-December, 2002 were EUR25.5 million.

Notes
-----

1. Segal's head office and production facilities are located in Yvoz-Ramet near Liege, Belgium. It employed 155 people as at end-December, 2002. In 2002, Segal toll-processed over 500 thousand tonnes of hot dipped galvanised sheet steel for the automotive industry.

2. Following the merger of Usinor, Arbed and Aceralia in February 2002 to form Arcelor, the European Commission required Arcelor to divest a number of its assets. On July 3, 2003, Corus agreed to purchase 16.7 per cent of Arcelor's original 66.7 per cent share in Segal.

3.  The exchange rate used is EUR1.43 per (pound)1.

Enquiries:
----------

Corus Corporate Relations: Mike Hitchcock +44 (0)20 7717 4502

Corus Investor Relations: Anthony Hamilton +44 (0)20 7717 4503

END

Corus
30 Millbank
London, SW1P 4WY
T +44 (0)20 7717 4502
www.corusgroup.com